[Letterhead of ZC Sterling Insurance Agency, Inc.]

ZC Sterling Corporation

210 Interstate North Parkway

Suite 400

Atlanta, GA 30339

Report on Assessment of Compliance with Securities and Exchange Commission's Regulation AB Servicing Criteria

For the calendar year ending December 31 2008, or portion thereof (the "Period"), ZC Sterling Insurance Agency, Inc. ("ZCSIA") has been a subcontractor for Servicers (also referred to as "Clients" within this report) identified in Appendix A and the Platform noted therein.

The undersigned Senior Vice Presidents of ZCSIA, have sufficient authority to make the statements contained in this Assertion and are responsible for assessing compliance with the servicing criteria applicable to ZCSIA. ZCSIA has used the servicing criteria set forth in Item 1122 (d) (1) (iv), Item 1122 (d) (2) (vi), Item 1122 (d) (4) (xi), Item 1122 (d) (4) (xii), and Item 1122 (d) (4) (xiii) of the Securities and Exchange Commission's Regulation AB servicing criteria, which are applicable to the activities performed by ZCSIA with respect to the Clients and the Platform covered by this report. The remaining servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's Regulation AB are not applicable to the activities performed by ZCSIA with respect to the Clients and the Platform covered by this report. As a subcontractor for Servicers, ZCSIA has determined that it complied in all material respects with the servicing criteria listed below. ZCSIA engaged Ernst & Young, LLP ("E&Y"), a registered public accounting firm, to examine ZCSIA's assessment, and E&Y has issued an attestation report on ZCSIA's assessment of compliance with the applicable servicing criteria for the Period.

1.    ZCSIA maintained a fidelity bond and errors & omissions policy in effect on ZCSIA throughout the reporting period in the amount of coverage required by the transaction agreements between the Servicer and ZCSIA (1122(d)(1)(iv)).

2.    To the extent that ZCSIA prints checks for Servicer or otherwise has Servicer's checks or check stock, unissued checks are safeguarded so as to prevent unauthorized access (1122(d)(2)(vi)).

3.    Payments made on behalf of Servicer's obligor for insurance premiums are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the Servicer at least thirty (30) calendar days prior to these dates, or such other number of days specified in the transaction agreements between Servicer and ZCSIA (1122(d)(4)(xi)).

4.    Any late payment penalties in connection with any payment for insurance to be made on behalf of Servicer's obligor are paid from the Servicer's funds or ZCSIA's funds and not charged to Servicer's obligor, unless the late payment was due to the obligor's error or omission (1122(d)(4)(xii)).

5.    File(s) provided to Servicer from which Servicer may make disbursements made on behalf of Servicer's obligor are provided to Servicer on an accurate and timely basis and the information thereon is subject to such controls as are specified in the transaction agreements between Servicer and ZCSIA (1122(d)(4)(xiii)).

Sincerely,

ZC STERLING INSURANCE AGENCY, INC.

By: /s/Arthur J. Castner
Arthur J. Castner

Title: Senior Vice President - Insurance and Tax Outsourcing Operations

Date:	February 5, 2009

By: /s/ James P. Novak
James P. Novak

Title: Senior Vice President & General Counsel

Date:	February 5, 2009

Appendix A

The following is a list of Clients serviced (the Servicers) on the ZC Sterling Integrated Product Solution (ZIPS) Platform (the Platform):

1.	Dovenmuehle Mortgage, Inc.
2.	HomeEq Servicing Corporation / HomeEq Servicing
3.	American Home Mortgage
4.	UBS AG – Special Servicing Group
5.	Sun Trust Mortgage, Inc.
6.	Wachovia Mortgage FSB
7.	Wells Fargo Home Mortgage
8.	Marix Servicing. LLC.